Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the 2026 Equity Incentive Plan of Zhibao Technology Inc. (the “Company”) of our report dated January 9, 2026, with respect to the consolidated balance sheets of the Company as of June 30, 2024 and 2025, the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2025, and the related notes of the Company included in the Company’s Annual Report (Form 20-F) for the year ended June 30, 2025.

/s/ HYYH CPA. LLC

HYYH CPA. LLC

Baltimore, Maryland

February 17, 2026